Exhibit 99.1

WIPRO LIMITED TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING EQUITY SHARES OF WIPRO LIMITED Please refer to the reverse side of this card for the Resolution to be voted. FOLD AND DETACH HERE FOR AGAINST ABSTAIN Res. 1 Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. Address Change Mark box, sign and indicate changes/comments below: Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA 1. To approve the scheme of amalgamation of Wipro Technologies Austria Gmbh, Wipro Information Technology Austria Gmbh, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited Wipro Limited JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Extraordinary General Shareholders Meeting (the “Meeting”) of Wipro Limited (the “Company”) will be held at Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore- 560 035 on Wednesday, September 19, 2018 at 10:00 a.m., for the purpose set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolution. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., New York time, September 12, 2018. Only the registered holders of record at the close of business on August 24, 2018, will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, record date of August 24, 2018, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such ADRs, on the Resolution at the Meeting, or at any adjournment thereof. These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary. Please visit the Company’s website, https://www.wipro.com/investors/scheme-of-amalgamation/ to view and download the notice of meeting which also contains an explanatory statement with respect to the Resolution that is up for voting at the Meeting. NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., September 12, 2018. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.